FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 12, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF’s FIRST HALF PROFITS GROW 279% AND THE COMPANY ANNOUNCES A PLANT IN THE MIDDLE EAST

*Investment to be US$ 120 million
* Operations scheduled to begin in 2012

                BRF Brasil Foods is to build a processed products plant in the United Arab Emirates at an investment worth approximately US$ 120 million split into two stages: US$ 95 million in the first phase and the remaining US$ 25 million in the second.

The plant will have a production  capacity of about 80 thousand tons/year, when fully operational. Operations are expected to begin by the end of 2012.

The Middle East is strategic to the process of BRF’s internationalization and is expected to be an important pole for consolidating the Company’s leadership by contributing to brand penetration, distribution and sales to the export market as well as leveraging access to new markets.

A local processed products facility will also allow BRF to offer flexibility and products customized to regional demands and to expand the portfolio in the food service and retail channels. This will be particularly the case with products such as breaded items, hamburgers and pizzas and industrialized and marinated processed foods.

Currently, the Middle East accounts for 31.8% of all BRF’s exports and the Sadia brand is rated Top of Mind in various countries in the region. BRF brands are sold into the principal countries of the Middle East such as: the United Arab Emirates,  Saudi Arabia, Egypt, Kuwait, Qatar and Bahrain,  Iran, Iraq, Jordan, Lebanon. The Company also has a strong presence throughout the Persian Gulf region as a whole.

RESULTS

BRF Brasil Foods ended the first half of 2011 reporting a net income of R$ 881 million, 279% higher than the same period in 2010. Net sales amounted to R$ 12.3 billion, a growth of 16%.

The numbers were strongly supported by a significant operating performance, especially on the export front, as well as reaping the benefits from the capture of synergies. EBITDA reached R$ 1.6 billion, equivalent to a 13% margin.

Second quarter EBITDA was R$ 785.9 million. Despite cost pressures due to grain prices, EBITDA margin was 12.5%, a record for this period.

Second quarter net income amounted to R$ 497.9 million, a year-on-year increase of 190.4%, influenced by three factors: good operational performance, appropriation of interest on shareholders’ capital and the divestment of the Vila Anastácio unit in São Paulo (former head office of Sadia). The Company posted net sales of R$ 6.3 billion in the quarter, representing 14% growth.

                With the approval of the merger, announced on July 13, BRF is experiencing a new phase in its corporate history and initiating the implementation of a plan of approximately 200 actions for adopting best practices which will serve as parameters for guiding the Company’s operations. The purpose of this process is to capture the synergies from the merger, which should result in an annual saving of R$ 500 million from 2012, as previously announced.

         “We are now free to advance our business. Gains in scale and scope are already taking place”, says Leopoldo Saboya, VP for Finance, Administration and Investor Relations. “The strengthening of the Company’s global footprint will bring significant benefits for the Brazilian economy in terms of generation of taxes, employment and income”, the executive adds.

Saboya notes that BRF’s commitment is to offer a line of products which is increasingly diversified, of a high quality and at accessible prices to all consumer classes, at the same time, creating greater shareholder value.

DOMESTIC MARKET

                Second quarter net sales to the domestic market posted growth of 17.2%  to R$ 3.7 billion, representing 58.8% of the total net revenues of the Company over the period. The highlight goes to the processed products area which reported a growth in sales of 17.2%.

         Sales from the meats segment were up 24.8% and volumes by 7.8%, a reflection of the sales mix and an increase in average prices of about 12.4%.  Some 464 thousand tons of meat products were commercialized.

         With sales of more than 270 thousand tons, the dairy product business posted an increase of 13%.

EXPORTS

         The substantial increase in cost overheads and a continual appreciation of the US dollar against the Real was not enough to inhibit BRF’s international business during the second quarter. Innovations implemented in various markets, the repositioning of prices and brands have been the drivers behind a gradual recovery in exports.

In the light of continued heavy world demand for protein, the Company was  able to successfully implement its principal commercial initiatives in the  meats segment, this reporting above forecast returns and a year-on-year growth of 9.3%.

As for the first half as a whole, the breakdown of total export revenue of R$ 5 billion reveals the most expressive contributions coming from the Middle East (31.8%), the Far East (22.5%) and Europe (17.5%).

         São Paulo, August 11 2011

Further information from:

COMUNICAÇÃO CORPORATIVA

BRF BRASIL FOODS S/A

(11) 2322-5056/5055/5053

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 12, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director